PYXIS TANKERS INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL MEETING OF SHAREHOLDERS – MAY 11, 2023 10AM EST

CONTROL ID:
REQUEST ID:

The shareholder(s) hereby appoint(s) Henry P. Williams and Konstantinos Lytras, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of PYXIS TANKERS INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 10 am on May 11, 2023, at Seward & Kissel, One Battery Park Plaza, N.Y., N. Y. 10004 and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendation.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

VOTING INSTRUCTIONS

If you vote by phone, fax or internet, please DO NOT mail your proxy card.

	MAIL:	Please mark, sign, date, apply postage and return this Proxy Card promptly using the enclosed envelope.
	FAX:	Complete the reverse portion of this Proxy Card and Fax to **202-521-3464.**
	INTERNET:	https://www.iproxydirect.com/PXS
	PHONE:	Call toll free 1-866-752-VOTE (8683)

↓ Please ensure you fold then detach and retain this portion of this Proxy ↓

ANNUAL MEETING OF THE SHAREHOLDERS OF PYXIS TANKERS INC.

PLEASE COMPLETE, DATE, SIGN, APPLY POSTAGE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE: ☒

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The Proposal	→	**FOR**	**AGAINST**	
To elect two Class III Director to serve for a term of three years until our 2026 Annual Meeting of Shareholders				
Robin P. Das		☐	☐	**CONTROL ID:**
Basil G. Mavroleon		☐	☐	**REQUEST ID:**

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING: ☐

MARK HERE FOR ADDRESS CHANGE ☐ New Address (if applicable):

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THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSAL.

UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSAL UNLESS A CONTRARY VOTE IS SPECIFIED.

IMPORTANT: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Dated: ______________________, 2023

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(Print Name of Shareholder and/or Joint Tenant)

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(Signature of Shareholder)

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(Second Signature if held jointly)